MNP

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C., 20549

Ladies and Gentlemen:

We have read Item 4.01 of the Form 8-K dated February 21, 2023 (the "Form 8-K") of Golden Star Resource Corp. (the "Company") and are in agreement with the statements contained in Item 4.01(a). We have no basis to agree or disagree with other statements of the Company contained in the Form 8-K.

MNP LLP

Chartered Professional Accountants
Vancouver, BC

February 21, 2023